Exhibit 99.2

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2025

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2025

i

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	June 30, 2025	December 31, 2024
	U.S. dollars in thousands
Assets
Current assets:
Cash and cash equivalents	14,914	15,081
Accounts receivable:
Trade, net	4,153	3,231
Other	735	503
	19,802	18,815
Non-current assets:
Long-term deposits	23	121
Long-term restricted deposit	340	-
Other non-current assets	82	85
Property and equipment, net	138	130
Right-of-use assets	82	498
Deferred tax assets	689	422
Debt investments at fair value through other comprehensive income	9,385	9,256
Debt investments at fair value through profit or loss	574	555
Intangible assets, net	542	811
Goodwill	4,118	4,118
	15,973	15,996
Total assets	35,775	34,811

Liabilities and equity
Current liabilities:
Accounts payable and accruals:
Trade	518	251
Other	2,696	4,484
Current maturities of long-term loan	690	938
Contract liabilities	2,526	1,987
Derivative financial instruments	17	148
Short-term lease liabilities	180	359
	6,627	8,167
Non-current liabilities:
Long-term lease liabilities	23	261
Long-term loan, net of current maturities	-	32
	23	293
Total liabilities	6,650	8,460

Equity:
Ordinary shares	-	-
Share premium	113,092	111,892
Other equity reserves	11,891	11,012
Accumulated deficit	(95,858)	(96,553)
Total equity	29,125	26,351
Total liabilities and equity	35,775	34,811

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(UNAUDITED)

	Six months ended June 30
	2025	2024
	U.S. dollars in thousands (except per share amounts)

Revenue	15,924	17,260
Cost of revenue	5,683	3,854
Gross profit	10,241	13,406

Operating expenses:
Research and development	3,156	2,143
Selling and marketing	3,906	3,372
General and administrative	2,866	2,626
Total operating expenses	9,928	8,141

Operating profit	313	5,265

Financial expense	127	3,612
Financial income	(788)	(267)
Financial expense (income), net	(661)	3,345

Profit before income tax	974	1,920
Tax expense	279	831
Net profit for the period	695	1,089

Other comprehensive income for the period
Change in the fair value of debt investments at fair value through other comprehensive income	121	-
Total comprehensive income for the period	816	1,089

Basic and diluted profit per share:
Basic profit per share	0.01	0.02
Diluted profit per share	0.01	0.02

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(UNAUDITED)

	Ordinary shares			Other
	Number of shares	Amount	Share premium	equity reserves	Accumulated deficit	Total
	U.S. dollars in thousands (except share data)

Balance at January 1, 2025	69,144,269	-	111,892	11,012	(96,553)	26,351
Changes during the six months ended June 30, 2025:
Issuance of ordinary shares upon exercise of options and vesting of RSUs	665,630	-	637	(607)		30
Long-term loan settled by issuance of ordinary shares	376,999	-	276	-	-	276
Expiration of options	-	-	287	(287)	-	-
Share-based payments	-	-	-	1,652	-	1,652
Net profit for the period	-	-	-	-	695	695
Other comprehensive income for the period	-	-	-	121	-	121
Balance at June 30, 2025	70,186,898		113,092	11,891	(95,858)	29,125

Balance at January 1, 2024	59,681,632	-	100,576	14,938	(102,333)	13,181
Changes during the six months ended June 30, 2024:
Issuance of ordinary shares upon exercise of options and vesting of RSUs	2,638,521	-	4,740	(1,795)	-	2,945
Issuance of ordinary shares upon exercise of warrants	6,035,860	-	3,636	(1,383)	-	2,253
Expiration of options	-	-	11	(11)	-	-
Share-based payments	-	-	-	956	-	956
Net profit for the period	-	-	-	-	1,089	1,089
Balance at June 30, 2024	68,356,013	-	108,963	12,705	(101,244)	20,424

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2025	2024
	U.S. dollars in thousands
Cash flows from operating activities
Net profit for the period	695	1,089
Adjustments for:
Effect of exchange rate differences on cash and cash equivalents and restricted deposits balances	223	68
Change in fair value of derivative financial instruments	(131)	3,300
Interest income related to debt investments at fair value through other comprehensive income	(251)	-
Change in fair value of debt investments at fair value through profit or loss	(19)	-
Depreciation and amortization	417	474
Interest income related to short-term bank deposits	(246)	(267)
Interest portion of lease payments	91	68
Interest and other financial expense related to long-term loan	74	161
Share-based payments	1,652	956
	1,810	4,760
Changes in asset and liability items:
Trade receivables	(922)	(477)
Other receivables	(123)	(127)
Trade payables	267	201
Other payables	54	664
Deferred taxes	(267)	(117)
Contract liabilities	539	302
	(452)	446
Cash generated from operations	2,053	6,295
Income taxes paid	(1,842)	(11)
Net cash provided by operating activities	211	6,284

Cash flows from investing activities
Interest income related to debt investments at fair value through other comprehensive income	236	-
Withdrawal of long-term deposits	-	2
Investment in long-term deposits	(5)	-
Interest related to short-term bank deposits	246	267
Investment in long-term restricted deposits	(325)	-
Purchase of property and equipment	(37)	(60)
Net cash provided by investing activities	115	209

Cash flows from financing activities
Long-term loans interest payments	(74)	(110)
Long-term loans principal payments	(4)	(89)
Principal portion of lease payments	(119)	(133)
Interest portion of lease payments	(91)	(68)
Proceeds from exercise of options and warrants	30	4,763
Issuance costs in connection with offerings	-	(34)
Net cash provided by (used in) financing activities	(258)	4,329

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six months ended June 30
	2025	2024
	U.S. dollars in thousands

Changes in cash and cash equivalents	68	10,822
Cash and cash equivalents at beginning of the period	15,081	10,872
Effect of exchange rate changes on cash and cash equivalents	(235)	(68)
Cash and cash equivalents at end of the period	14,914	21,626

Supplemental disclosure of non-cash investing and financing activities:

Addition of right-of-use assets	53	-
Decrease of right-of-use assets and lease liabilities	346	-
Long-term loan settled by share issuance	276	-
Receivables due to exercise of options	-	435

The accompanying notes are an integral part of these condensed consolidated financial statements.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - GENERAL:

Background

Alarum Technologies Ltd. (Nasdaq, TASE: ALAR) (“Alarum”, and collectively referred to with its wholly-owned subsidiaries as the “Company”) is a global Software as a Service (“SaaS”) provider operating primarily in the web data collection market through its wholly-owned subsidiary, NetNut Ltd. (“NetNut”).

The Company primarily offers Internet Protocol Proxy Network solutions (“IPPN solutions”) that enable customers to collect data anonymously at any scale from any public sources over the web, as well as data collection solutions (“Data Collection solutions”) that include tools that allow customers to collect real-time structured data from global search engines as well as to collect public web data from websites that have implemented anti-bot technologies and more.

War in Israel

Since October 7, 2023, Israel has been in a state of war on multiple fronts involving the Gaza Strip and other countries and regions in the Middle East, including most recently the Islamic Republic of Iran. To date, the situation remains ongoing. During the six months ended June 30, 2025, there was no material adverse impact on Company’s operations and financial condition due to this war. However, since these are events beyond the Company’s control, their continuation or cessation may affect the Company’s expectations. The Company continues to monitor political and military developments closely and examine the consequences for its operations and assets. For further information, see Note 1 to the Company’s annual financial statements for the year ended December 31, 2024.

NOTE 2 - ACCOUNTING POLICIES:

Basis of presentation

The Company’s condensed consolidated financial statements for the six months ended June 30, 2025, have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”. These condensed consolidated financial statements, which are unaudited, do not include all of the information and disclosures that would otherwise be required in a complete set of annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2024 and their accompanying notes, which have been prepared in accordance with IFRS Accounting Standards as published by the International Accounting Standards Board.

The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2025, or for any other interim period.

Estimates

The preparation of interim financial statements requires the Company’s management to exercise its judgment and to use significant accounting estimates and assumptions that affect the application of the Company’s accounting policies and the amounts of reported assets, liabilities, income and expenses. Actual results may materially differ from those estimates.

In preparation of these condensed consolidated financial statements, the significant judgments that were exercised by the management in applying the Company’s accounting policies and the key sources of estimation uncertainty were similar to those applied in the Company’s annual financial statements for the year ended December 31, 2024.

Accounting policies

The accounting policies applied in the preparation of these condensed consolidated financial statements are consistent with those applied in the preparation of the annual financial statements for the year ended December 31, 2024.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

Income tax

Income tax expense for interim periods is recognized at an amount determined by multiplying the profit before income tax for the interim period of each individual jurisdiction by management’s best estimate of the expected effective annual income tax rate of each jurisdiction, adjusted for the tax effects of certain items recognized in full in the interim period.

New standards and amendments not yet adopted

IFRS 18, “Presentation and Disclosure in Financial Statements” (“IFRS 18”)

IFRS 18 replaces IAS 1, “Presentation of Financial Statements”. As part of the new disclosure requirements, companies will be required to present new defined subtotals in the statement of profit or loss, as follows: (i) operating profit and (ii) profit before financing and tax. In addition, items in the statement of profit or loss will be classified into three defined categories: operating, investment and financing. The standard also includes a requirement to provide a separate disclosure in the financial statements regarding the use of management-defined performance measures (“non-GAAP measures”), and specific instructions were added for the grouping and splitting of items in the financial statements and their accompanying notes. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with an option for early adoption. The Company is currently in a preliminary stage of assessing the expected effect of this new standard.

NOTE 3 - SIGNIFICANT CHANGES IN THE CURRENT REPORTING PERIOD:

O.R.B. agreement

Further to the described in Note 9 to the Company’s annual financial statements for the year ended December 31, 2024, during the six months ended June 30, 2025, the Company repaid to O.R.B. Spring Ltd. (“O.R.B.”) a total amount of $354 thousand, of which $78 thousand were paid in cash based on the actual customers’ payments according to the revenue share model, and $276 thousand were paid at the Company’s discretion in accordance with the terms set forth in the agreement by issuing 376,999 ordinary shares as final payments of tranches that had reached their maturity date.

For the six months ended June 30, 2025, interest expenses related to the loan totaled $74 thousand.

As of June 30, 2025, long-term loan amounted to $690 thousand.

Options and RSUs grants

During the six months ended June 30, 2025, the Company granted 1,297,176 RSUs and 5,004 options to purchase 5,004 ordinary shares. The options have a zero-exercise price and both the RSUs and options will vest over 3 years from the grant dates. The total fair value of these grants amounted to $1,293 thousand, based on the Company’s share price on the grant dates.

Also, on June 19, 2025, the Company’s board of directors approved a grant of 399,996 RSUs to the Company’s Chief Executive Officer (“CEO”), which will vest over 11 tranches until July 2028. On August 7, 2025, the grant was approved by the Company’s shareholders. The total fair value of the grant amounted to $601 thousand, based on the Company’s share price on the date of approval by the Company’s shareholders.

Shares issuance

During the six months ended June 30, 2025, 376,999 ordinary shares were issued to O.R.B., as described above, and 623,876 vested restricted share units (“RSUs”) and 41,754 vested options, were exercised into 665,630 ordinary shares.

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

A motion to certify a claim as a class action

On February 16, 2025, the Company, along with its CEO, Mr. Shachar Daniel, and its Chief Financial Officer, Mr. Shai Avnit, were served with a motion to certify a claim as a class action in the Economic Department at the District Court in Tel Aviv, Israel (the “Motion”). The Motion refers to statements made between March 14, 2024, and August 26, 2024. In the Motion, one shareholder alleges that based on the Company’s announcement dated August 26, 2024, which included financial outlook for third quarter of 2024, the Company allegedly made various untrue and misleading statements regarding the Company’s business, operations and prospects. The Company has also been served with a complaint of similar nature filed in the United States District Court for the District of New Jersey against the Company, Mr. Daniel, Mr. Avnit, and the Company’s chairman, Mr. Chen Katz (the “U.S. Complaint”). On May 6, 2025, the District Court in Tel Aviv granted a stay of the Israeli proceedings, pending further developments in the U.S. Complaint.  On July 3, 2025, following further investigation, plaintiffs’ counsel informed the Company of their intention to voluntarily dismiss the U.S. Complaint. A notice of voluntary dismissal was formally approved by the United States District Court on July 8, 2025. On July 20, 2025, the Company notified the Tel Aviv District Court of the dismissal of the U.S. Complaint and requested the removal of the Israeli proceedings. On July 21, 2025, the Israeli Court instructed the Israeli plaintiff to respond whether he agrees to the proceedings’ removal request, by September 25, 2025. The Company believes that the above legal action is unfounded, relying on false chronological and factual basis and without legitimate grounds. The Company intends to defend itself vigorously against these proceedings.

Leases

On May 18, 2025, the Company notified its office lessor of its intention not to exercise its option to renew the current lease contract, which expires on October 20, 2025, for an additional year. The financial effect of revising the lease term, which originally included the extension of the option, was a decrease in lease liabilities and right-of-use assets of $346 thousand.

In June 2025, the Company signed a new lease contract for its offices. The lease will commence on September 1, 2025, and end on August 31, 2029, in exchange for an approximate monthly fee of $58 thousand until February 28, 2027, and approximately $75 thousand until August 31, 2029. In addition, the Company has an option to extend the lease period with another 2 periods of 2 years each, until August 31, 2031, and August 31, 2033, respectively.

NOTE 4 - REVENUE:

The Company generates revenue primarily from SaaS subscriptions in the web data collection market. The following table presents the Company’s revenue disaggregated by source for the periods presented:

	Six months ended June 30
	2025	2024
	U.S. dollars in thousands
Web data collection
SaaS revenue:
IPPN solutions	14,418	16,551
Data Collection solutions	1,250	200
Total SaaS revenue	15,668	16,751
Total web data collection revenue	15,668	16,751
Other revenue	256	509
Total revenue	15,924	17,260

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

NOTE 5 - FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT:

Fair value estimation

The following table presents the Company’s financial instruments measured at fair value for the periods presented:

	Level 1	Level 2	Level 3	Total
	U.S. dollars in thousands
As of June 30, 2025
Financial assets
Debt investments at fair value through profit or loss
Mutual Fund	574	-	-	574
Unlisted equity securities	-	-	82	82
Debt investments at fair value through other comprehensive income
Corporate bonds	-	9,079	-	9,079
Government bonds	-	306	-	306
Total financial assets	574	9,385	82	10,041
Financial liabilities
Derivative financial instruments	-	-	17	17
Total financial liabilities	-	-	17	17

As of December 31, 2024
Financial assets
Debt investments at fair value through profit or loss
Mutual Fund	555	-	-	555
Unlisted equity securities	-	-	82	82
Debt investments at fair value through other comprehensive income
Corporate bonds	-	8,956	-	8,956
Government bonds	-	300	-	300
Total financial assets	555	9,256	82	9,893
Financial liabilities
Derivative financial instruments	-	-	148	148
Total financial liabilities	-	-	148	148

ALARUM TECHNOLOGIES LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

(UNAUDITED)

Level 3 financial instruments

The following table presents the changes in level 3 financial liabilities for the periods presented:

Derivative financial instruments
U.S. dollars in thousands
Balance as of December 31, 2023	109
Changes within profit or loss	39
Balance as of December 31, 2024	148
Changes within profit or loss	(131)
Balance as of June 30, 2025	17

Valuation processes of the Company

The fair value of derivative financial instruments as of June 30, 2025, was estimated using the Black-Scholes model with the following principal assumptions: share price of $1.35, risk-free interest rate of 4.41-4.44%, expected term (in years) of 0.2-0.25 and volatility of 96.47%-100.45%. The fair value of these warrants as of June 30, 2024, was based on the following principal assumptions: share price of $4.17, risk-free interest rate of 4.99-5.43%, expected term (in years) of 0.36-1.25 and volatility of 96.54%-109.20%.

NOTE 6 - SUBSEQUENT EVENTS:

On August 7, 2025, the Company’s board of directors approved a grant of 305,052 RSUs and 49,321 options to purchase 49,321 ordinary shares. The RSUs will vest until October 2028. The options have a zero-exercise price, and they are fully vested.